October 31, 2024

Ken Lyons
Chief Executive Officer
Midori Group Inc.
5 Hazelton Avenue, Suite 400
Toronto, ON M5R 2E1

       Re: Midori Group Inc.
           Offering Statement on Form 1-A
           Filed October 25, 2024
           File No. 024-12526
Dear Ken Lyons:

        Our initial review of your offering statement indicates that it fails to materially comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement does not include the interim financial statements required by paragraphs (b) and (c) of Part F/S of Form 1-A.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses this deficiency.

       Please contact Katherine Bagley at 202-551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Arden Anderson, Esq.